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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Integra Bank Corporation

Full Name of Registrant
Not applicable

Former Name if Applicable
21 S.E. Third Street

Address of Principal Executive Office (Street and Number)
Evansville, Indiana 47705

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Integra Bank Corporation (the “Company”) has determined that it will not be able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 by the due date of August 10, 2009, due to a recent development that has a material impact on the Company’s results of operations and financial position for the quarter, as well as other non-financial items. On July 31, 2009, following the Company’s release of financial results for the second quarter of 2009, Colonial BancGroup, Inc., the issuer of a $7,000,000 book value trust preferred security held by the Company, reported its second quarter results and the termination of its agreement with investors for a previously-announced equity investment in Colonial. This material, new information contained in this announcement caused the Company to conclude that the unrealized loss on the Colonial trust preferred security of $5,656,000 represents an other-than-temporary impairment. Accordingly, the Company will report revised other-than-temporary impairment charges on investment securities for the quarter in the amount of $20,314,000.

The Company expects to file its Form 10-Q with the SEC as promptly as practicable following completion of the revised financial statements and review by the Audit Committee of the Board of Directors.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin M. Zorn	(812)	461-5794
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on its most recent preliminary unaudited financial data, the Company expects a significant change in its results of operations for the quarter and six month period ended June 30, 2009, compared to the same periods in 2008. The principal reasons for the change as compared to the prior year periods were discussed in the Company’s earnings announcement which was furnished as an exhibit to the Company’s Current Report on Form 8-K filed July 31, 2009.

Integra Bank Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2009	By	/s/ Martin M. Zorn

Martin M. Zorn, Chief Operating Officer and Chief Financial Officer